Ecopetrol Assumes 100% Interest in Offshore Blocks in the Southern Caribbean

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the National Hydrocarbons Agency (ANH) has formalized the transfer to the Company of Shell EP Offshore Venture’s 50% interest, including operatorship, in the E&P Contracts COL 5, Purple Angel, and Fuerte Sur, located in the Caribbean offshore. As of today, Ecopetrol assumes 100% of the rights, interests, and obligations under these Contracts

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With the formalization of this transfer, Ecopetrol will continue advancing the development of projects in these offshore blocks, which include the Kronos-1 (2015), Purple Angel (2017), Gorgon-1 (2017), Gorgon-2 ST2 (2022), and Glaucus-1 (2023) discoveries. The Company is progressing toward the maturation of the development phase to enable, among other aspects, the onshore gas evacuation route, connection to the national transportation system, regulatory frameworks associated with these activities, and future commercialization schemes.

Ecopetrol will also conduct an evaluation to determine whether to retain 100% interest in the blocks or seek a strategic partner that can provide expertise and financial support to the projects, aiming to achieve maximum efficiency in evacuating gas from these sources.

In this way, the Company reaffirms its commitment to ensuring the supply of natural gas that the country will require in the future, considering the additionality and complementarity of this energy source for the energy transition.

Bogota D.C., December 22, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co